UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

EndoChoice Holdings, Inc.

(Name of Subject Company)

EndoChoice Holdings, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29272U103

(CUSIP Number of Class of Securities)

James B. Young, Jr.

General Counsel and Corporate Secretary

EndoChoice Holdings, Inc.

11405 Old Roswell Road

Alpharetta, Georgia 30009

(888) 682-3636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Keith M. Townsend

King & Spalding LLP

1180 Peachtree Street

Atlanta, Georgia 30309

(404) 572 4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of EndoChoice Holdings, Inc., a Delaware corporation (“EndoChoice”), filed with the United States Securities and Exchange Commission (the “SEC”) on October 7, 2016 (as heretofore amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Falcon Merger Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Boston Scientific Corporation, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of EndoChoice’s common stock, par value $0.001 per share (the “Shares”), at a purchase price of $8.00 per Share, net to the holder thereof, in cash, without interest thereon (less any applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 7, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on October 7, 2016.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the last sentence of the third paragraph under the subsection heading entitled “Antitrust Compliance” as follows:

“On November 16, 2016, the Other Required Governmental Approvals (as defined in the Merger Agreement) was obtained. Accordingly, the Other Governmental Approvals Condition (as defined in the Merger Agreement) has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EndoChoice Holdings, Inc.

By:	/s/ Mark G. Gilreath
Name:	Mark G. Gilreath
Title:	Chief Executive Officer

Dated: November 18, 2016